Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc.

		Percentage of Outstanding Stock
	Place of Incorporation	or Ownership Interest Held
Name of Subsidiary	or Organization	by Registrant

Cal-Maine Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
CMF of Kansas, LLC	Delaware	(1)
American Egg Products, Inc.	Georgia	99.5%
Texas Egg Products, LLC	Texas	36.7	% (2)
Benton County Foods, LLC	Arkansas	100%

(1)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.

(2)	In July 2012, we announced that we entered into an agreement to acquire the commercial egg operations of Pilgrim’s Pride Corporation. We will also acquire the 13.6% interest that Pilgrim’s Pride Corporation has in Texas Egg Products, LLC. We expect to finalize the acquisition in August 2012. Upon finalization of this acquisition, our ownership interest in Texas Egg Products, LLC will be 50.3%.